Rob Williams

Radio Show Host | Media Personality | Entertainment Producer

Professional Summary:
Accomplished radio show host with over two decades of experience entertaining and engaging audiences on major broadcasting platforms. Proven track record of developing compelling content, driving listener engagement, and leading dynamic teams in fast-paced media environments. Committed to delivering high-quality entertainment and information to a diverse audience.

Professional Experience:

Radio Show Host - The Rob, Anybody & Dawn Show (Williams Broadcasting) RAD Radio / KDOT 104.5 FM, Reno, Nevada | 2000 – Present

- *Co-hosted a popular morning radio show that has been a staple in the Sacramento area and beyond for over 20 years.*
- *Pioneered a unique format that combines humor, current events, and listener interaction, fostering a strong and dedicated fan base.*
- *Oversaw the show's transition from KRXQ to independent broadcasting, maintaining audience loyalty and show quality.*
- *Navigated the show through multiple branding changes while ensuring consistent content delivery.*
- *Demonstrated resilience and adaptability by continuing the show's success post-transition from traditional radio broadcasting platforms.*

Radio Show Host - Williams Broadcasting KRXQ 98 Rock, Sacramento, California | 1999 - 2023

- *Led the morning show to become a leading program in the Sacramento radio market for 24 years.*
- *Engaged with a wide range of topics and discussions, from comedic segments to serious social commentary, building a strong rapport with listeners.*
- *Directed creative content strategies that resulted in high ratings and a loyal listenership.*
- *Managed production teams to create daily programming that resonated with a diverse udience.*

Education:

- *Extensive on-the-job training in media production, broadcasting, and communications.*

Skills:

- *Exceptional verbal communication*
- *Audience engagement and entertainment*
- *Content development and storytelling*
- *Team leadership and collaboration*
- *Crisis management and public relations*
- *Social media and digital content strategy*